EXHIBIT 2 - LETTER FROM PIPER JAFFRAY INC. DATED MARCH 8, 1999


                                                [Piper Jaffray Letterhead]

                                               Piper Jaffray Inc.
                                               Suite 2200
              `                                345 California Street
                                               San Francisco, CA 94104-2623

                                               415 984-3600
March 8, 1999

Ms. Linda Miller
C/o Kiskiminetas Springs School
1888 Brett Lane
Saltsburg, PA 15681-8951

Re:  Piper Jaffray Acct #

Dear Ms. Miller:

This letter will confirm our instructions from Mr. Alan Andreini to remove him as the third party authorized to give instructions regarding the account referenced above. According to our copy of the board resolution dated December 4, 1998, it is important that either you or Mr. Michael Yukevich, Jr. Esq. communicate all future instructions regarding your account to Chris Corsiglia. We are responsible for notifying you of this change and do not require a response from you, unless of course you should have any questions regarding this matter.

We want you to know that you are a valued client and we appreciate your confidence in Piper Jaffray and Chris Corsiglia. Again, should you have any questions, please contact Chris or me.

Sincerely,

s/Linda M. Sechser

Linda M. Sechser
Regional Sales Practice Manager
Vice President -- Investments

Cc:  Chris Corsiglia
     Nancy Wheelock


Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested. Securities products and services are offered through Piper Jaffray Inc., a member SIPC and NYSE, Inc., a subsidiary of U.S. Bancorp.

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